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Exhibit 12.02

CITIGROUP INC.
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES
INCLUDING PREFERRED STOCK DIVIDENDS

	Year ended December 31,					Six Months Ended June 30,
In millions of dollars, except for ratios	2009(1)(2)(3)(4)	2008(1)(2)(3)	2007(1)(2)(3)	2006(2)(3)(4)(5)	2005(2)(3)(4)(5)	2010(1)(2)(3)(4)	2009(1)(2)(3)
EXCLUDING INTEREST ON DEPOSITS:
Fixed Charges
Interest expense (other than interest on deposits)	$17,530	$33,027	$48,387	$34,743	$22,298	$8,509	$8,839
Interest factor in rent expense	522	734	623	556	502	242	333
Dividends—Preferred Stock	22,708	2,830	51	93	98	0	3,633

Total fixed charges	$40,760	$36,591	$49,061	$35,392	$22,898	$8,751	$12,805

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$(7,799)	$(52,355)	$646	$28,489	$28,557	$8,825	$7,823
Fixed charges (excluding preferred stock dividends)	18,052	33,761	49,010	35,299	22,800	8,751	9,172

Total income	$10,253	$(18,594)	$49,656	$63,788	$51,357	$17,576	$16,995

Ratio of income to fixed charges excluding interest on deposits	NM	NM	1.01	1.80	2.24	2.01	1.33

INCLUDING INTEREST ON DEPOSITS:
Fixed Charges
Interest expense	$27,721	$52,750	$75,958	$55,683	$35,631	$12,670	$14,499
Interest factor in rent expense	522	734	623	556	502	242	333
Dividends—Preferred Stock	22,708	2,830	51	93	98	—	3,633

Total fixed charges	$50,951	$56,314	$76,632	$56,332	$36,231	$12,912	$18,465

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$(7,799)	$(52,355)	$646	$28,489	$28,557	$8,825	$7,823
Fixed charges (excluding preferred stock dividends)	28,243	53,484	76,581	56,239	36,133	12,912	14,832

Total income	$20,444	$1,129	$77,227	$84,728	$64,690	$21,737	$22,655

Ratio of income to fixed charges including interest on deposits	NM	NM	1.01	1.50	1.79	1.68	1.23

(1)
On May 1, 2009, Citigroup announced an agreement to sell its Nikko Cordial Securities to Sumitomo Mitsui Banking Corporation (hereafter SMBC). Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(2)
On July 11, 2008, the Company announced an agreement to sell its German retail banking operations to Credit Mutuel. Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(3)
On April 17, 2008, Citigroup announced an agreement to sell most of Citigroup's CitiCapital business unit to GE Capital. Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(4)
On December 1, 2005, Citigroup completed the sale of substantially all of Citigroup's Asset Management Business to Legg Mason, Inc. Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income.

(5)
On July 1, 2005, Citigroup completed the sale of Citigroup's Travelers Life & Annuity and substantially all of Citigroup's international insurance businesses to MetLife, Inc. Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income.

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  Exhibit 12.02